Exhibit 4.1
FINAL NOTICE OF REDEMPTION
BY GNC CORPORATION
OF ALL OF ITS OUTSTANDING
12% SERIES A EXCHANGEABLE PREFERRED STOCK
To the Record Holders of the 12% Series A Exchangeable Preferred Stock of GNC Corporation (the “Company”):
     The Company previously issued its Conditional Notice of Redemption dated November 3, 2006 (the “Conditional Notice”) that, subject to and conditioned on the closing of the Notes Offering (as defined below), pursuant to Section 5 of the Amended and Restated Certificate of Designations, Preferences, and Relative, Participating, Optional and other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof of 12% Series A Exchangeable Preferred Stock of GNC Corporation, the Company intended to exercise its option to redeem in whole all of the issued shares of 12% Series A Exchangeable Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), on a date on or after December 3, 2006, but not later than January 1, 2007 (such date, the “Redemption Date”) at the redemption price of $1,068.57 per share, plus an amount in cash equal to all accumulated dividends as of the Redemption Date.
     GNC Parent Corporation, a newly formed holding company that controls the Company, has announced that on November 21, 2006 it issued $425.0 million in aggregate principal amount of floating rate senior PIK notes due 2011 in a private placement (the “Notes Offering”). Based upon the satisfaction of the condition described in the Conditional Notice, the final Redemption Date will be December 4, 2006 (the “Final Redemption Date”). The name and address of the paying agent is LaSalle Bank National Association, whose address is 135 South LaSalle Street, Suite 1946, Chicago, IL 60603. The Company has deposited the aggregate redemption price in irrevocable trust with the paying agent.
     As of the Final Redemption Date, the aggregate accumulated dividends for each share of preferred stock will be $425.82, resulting in a total redemption price per share of $1,494.39. Dividends on the preferred stock will cease to accumulate on the Final Redemption Date.
     All of the shares of the Series A Preferred Stock are held of record by Cede & Co. as nominee for The Depository Trust Company (“DTC”). Accordingly, no beneficial holder of shares will be required to physically surrender its shares to the paying agent. On or before the Final Redemption Date, DTC will notify the paying agent to disburse the aggregate redemption price to DTC for distribution by DTC to the beneficial holders of the shares based upon the number of shares held and the per share redemption price.
     November 28, 2006

GNC CORPORATION
By:	/s/ Mark L. Weintrub
Mark L. Weintrub
Senior Vice President and Chief Legal Officer